Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5237 AFabens@gibsondunn.com Client: 50693-00012

October 26, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kraft Foods Group, Inc. Registration Statement on Form S-4
Filed October 5, 2012
File No. 333-184314

Dear Ms. Parker:

On behalf of Kraft Foods Group, Inc. (the “Company), this letter responds to your letter, dated October 17, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 dated October 5, 2012 (the “Registration Statement”). The Company’s response is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter. The references in this response are to the revised Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. The Company has included with this letter a copy of Amendment No. 1 for your convenience.

Exhibits

1.	We note that you have incorporated by reference certain exhibits filed with your Form 8-K filed October 2, 2012. We further note that you have omitted from several of those exhibit filings the agreement exhibits and schedules. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please re-file those Item 601(b)(10) exhibits which currently appear to be incomplete with the full and complete agreements, including any exhibits, schedules and appendices which are included in the respective agreements.

Ms. Anne Nguyen Parker

Securities and Exchange Commission

October 26, 2012

The Company has filed with Amendment No. 1 full and complete copies of Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.13, subject to a request for confidential treatment for certain information contained in Exhibits 10.5 and 10.6 pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[ * * * ]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Securities and Exchange Commission’s (the “Commission”) review un-redacted versions of Exhibits 10.5 and 10.6.

The Company has reviewed the exhibits filed on October 5, 2012 with the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, and has determined that Registration Statement Exhibits 10.5, 10.6 and 10.7 filed on October 5, 2012, are more appropriately filed as reorganization agreements pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, the Company has revised Amendment No. 1 to include Exhibit 2.1, and has re-filed Registration Statement Exhibits 10.5, 10.6 and 10.7, filed on October 5, 2012, as Exhibits 2.2, 2.3 and 2.4 to Amendment No. 1.

The Company has reviewed the exhibits filed October 5, 2012 with the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, and has determined that Registration Statement Exhibits 10.9, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17 and 10.18 filed on October 5, 2012, are immaterial in amount and significance. Accordingly, the Company has revised Amendment No. 1 to omit Registration Statement Exhibits 10.9, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17 and 10.18 filed on October 5, 2012.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-4034.

Sincerely,

/s/ Andrew L. Fabens

Andrew L. Fabens

ALF/er